Lead investor: Mike Troy of Geekdom Fund III

Investing $250K in this round on these same terms and invested $1.05M prior

“When we look for new investments we focus on one thing above all else - team. In our experience, seed stage investing comes down to a bet on the team. There can be so many unknowns early on, but a great team just finds a way. It's one of the reasons that investors love repeat entrepreneurs, but it isn't every day that you find repeat entrepreneurs who can leverage their past experience as directly as Place. Brandon and Kabe built their previous business, Talent Rover, on the Salesforce platform. They developed a detailed understanding of how to work with Salesforce and leverage the platform to accelerate growth. They've already created a successful playbook that Place is following.

Place is solving a big problem that is well understood. The forecasting capabilities of popular accounting software are notoriously awful leaving entrepreneurs and finance operations with no option but to forecast using excel - a time consuming, disjointed process that is far from real time. To solve this problem the team has done a great job of building a highly differentiated product that has been well received by customers and very sticky. Early traction has been good and we continue to see the pace of new customers coming on board increasing - all good signs.

We believe that the Salesforce ecosystem will continue to expand and well positioned partners can leverage that growth. When you have a great team solving a big problem in a market that is growing quickly, you have a recipe for outsized returns. That's why we are excited about the future for Place and why they are one of the largest investments in our fund.”